REG TECHNOLOGIES INC.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

To:

The Shareholders of Reg Technologies Inc.

And To:

British Columbia Securities Commission

P.O. Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, British Columbia

Alberta Securities Commission

4th Floor, 300 - 5th Ave., SW

Calgary, AB  T2P 3C4

The  undersigned,  on  behalf  of  the  Board  of  Directors  of  Reg  Technologies  Inc.  (the

“Board”),  hereby  confirms  that  the  Board  has  reviewed  the  attached  Notice  of  Change  of

Auditor,  and  the  letter  from  the  former  auditor  of  the  company,  Dale  Matheson  Carr-

Hilton Labonte LLP "DMCL" Chartered Accountants.

Dated at Richmond, British Columbia this 25th day of May, 2010.

By and on behalf of the Board of Directors of Reg Technologies Inc.

“John Robertson”

John Robertson, President.